News Release

RESIN SYSTEMS ANNOUNCES BUSINESS UPDATE WEBCAST

Edmonton, Alberta, February 6, 2006: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite material products company, through its operating division, RS Technologies (collectively “RS”), will conduct  a business update teleconference and web cast on Wednesday, February 22, 2006 at 4:00 p.m. (EST) / 2:00 p.m. (MST).

The Company will provide an update on the following items:

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Calgary plant production;

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Achievements with North American utility companies;

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Achievements with Global utility companies;

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Progress on previously announced agreements and contracts; and

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Progress on ongoing product, equipment and process development activities.

In addition, regular updates will be held in the future to discuss quarterly financial results as they are filed. The investor updates will be hosted by Paul Giannelia, Chief Executive Officer of RS, and Rob Schaefer, Chief Financial Officer of RS, and will contain a question and answer period. Further details on the teleconference and web cast can be found at www.grouprsi.com.

About RS

RS provides engineered solutions in advanced materials for large scale applications in the industrial and commercial sectors. The foundation of RS is continuous innovation, product development and their proprietary Version™ resin system. The company’s engineered solutions are developed and implemented in three distinct technology platforms:  filament winding, pultrusion and moulding. To date RS has successfully developed the RStandard™ modular composite transmission and distribution structure, using filament winding. RS is currently developing pultrusion and moulding applications. RS has won two awards from the American Composites Manufacturers Association (ACMA) for the RStandard composite pole, on its design and manufacturing process. For the latest on the company’s developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Chairman, President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

www.grouprsi.com